MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the year ended December 31, 2021.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the years ended December 31, 2021 and 2020, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 22, 2022. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne" and "free cash flow" . For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 33. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
OUR BUSINESS
New Gold Inc is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”) and the New Afton Mine in Canada (“New Afton”). The Company also holds a 5% equity stake in Artemis Gold Inc. ("Artemis"), and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
Endnotes
Note references throughout the document are to endnotes which can be found on page 75 of this MD&A.

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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended December 31			Year ended December 31
	2021	2020	2021	2020	2019
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	111,574	120,567	418,933	437,617	486,141
Sold(3)	109,214	122,139	402,449	428,370	488,165
Gold (ounces):
Produced(3)	81,072	83,096	286,921	293,139	322,557
Sold(3)	78,745	86,491	277,451	291,877	331,053
Copper (millions of pounds):
Produced(3)	14.2	18.5	61.7	72.1	79.4
Sold(3)	14.2	17.5	58.4	68.0	76.4
Revenue(10)
Gold ($/ounce)	1,778	1,606	1,778	1,537	1,311
Copper ($/pound)	4.07	3.14	3.97	2.67	2.45
Average realized price(2)
Gold ($/ounce)	1,798	1,623	1,798	1,559	1,337
Copper ($/pound)	4.37	3.34	4.24	2.86	2.71
Operating expenses per gold eq. ounce sold ($/ounce) (10)	912	799	938	794	762
Depreciation and depletion per gold eq. ounce sold ($/ounce)(10)	469	419	489	454	495
Total cash costs per gold eq. ounce sold ($/ounce)(2)	965	841	991	840	792
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,355	1,491	1,463	1,389	1,310

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FINANCIAL HIGHLIGHTS

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020	2019
FINANCIAL INFORMATION
Revenue	202.6	198.9	745.5	643.4	630.6
Revenue less cost of goods sold	51.7	50.8	172.5	110.4	18.1
Net earnings (loss)	150.9	(21.1)	140.6	(79.3)	(73.5)
Adjusted net earnings (loss)(2)	24.7	27.9	82.9	19.2	(47.2)
Cash generated from operations	105.7	98.4	323.7	294.8	263.5
Cash generated from operations before changes in non-cash operating working capital(2)	92.9	94.9	322.7	278.6	237.6
Sustaining capital(2)	31.3	66.5	145.6	194.8	217.4
Growth capital(2)	26.9	42.7	101.7	89.4	35.9
Total mining interest capital	58.2	109.2	247.3	284.2	253.3
Total assets	2,476.8	2,250.1	2,476.8	2,250.1	2,158.5
Cash and cash equivalents	481.5	186.3	481.5	186.3	83.4
Long-term debt	491.0	489.2	491.0	489.2	714.5
Non-current liabilities excluding long-term debt	857.0	812.9	857.0	812.9	310.8
Share Data
Earnings (loss) per share
Basic ($)	0.22	(0.03)	0.21	(0.12)	(0.12)
Diluted ($)	0.22	(0.03)	0.21	(0.12)	(0.12)
Adjusted net earnings (loss) per basic share ($)(2)	0.04	0.04	0.12	0.03	(0.08)
Share price as at December 31 (TSX - Canadian dollars)	1.89	2.80	1.89	2.80	1.15
Weighted average outstanding shares (basic) (millions)	680.9	677.2	680.8	676.3	611.1

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SUSTAINABILITY AND ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing Environmental, Social and Governance ("ESG") issues facing the Company and the mining industry. As such, the Company's ESG approach continues to prioritize the health, safety and well-being of its people, and the people in the communities in which New Gold operates. The protection of its people is central to New Gold's success as the Company believes people are its greatest asset. New Gold is committed to providing training, opportunities and progression paths for its teams, and the Company actively seeks to ensure that it promotes diversity within its teams at all levels of the organization. New Gold has adopted an approach to execute on its sustainability strategy that aligns with ESG reporting standards.

In 2021, New Gold released its 2020 Sustainability Report and ESG Summary Report. These reports outline New Gold's strategic focus and provide information on New Gold's performance in 2020 on material topics. As part of New Gold's Sustainability Report, New Gold reported in accordance with Sustainability Accounting Standards Board standards for the first time. In addition, New Gold is the first Canadian company operating in Canada to report against the Local Procurement Reporting Mechanism to provide greater transparency on New Gold's local procurement and Indigenous spending. Along with these reports, New Gold launched the updated Sustainability website that houses our 2030 Sustainability Strategy. New Gold expects to release its 2021 Sustainability Report during the first half of 2022.

In 2021, the Rainy River Mine implemented the employee driven SCREECH (Stewards to our Environment, Carbon Reductions, Renewable Rules, Energy Intensity, Efficiencies, Conservation, Health & Safety) program which was developed through an employee engagement campaign to increase sustainability awareness at the site. Part of the program is to look at ways to reduce greenhouse gas ("GHG") emissions caused by diesel consumption. Since 2019, the Rainy River Mine has been monitoring diesel consumption to identify opportunities for annual diesel-based GHG emission reductions. We continue to monitor and assess opportunities as newer technologies emerge to further our GHG reductions over the life of mine. During the year, in a conscious effort to be more visible in the community and to begin more intensive recruiting activities moving into 2022, Rainy River increased the number of career fairs it hosted in Indigenous communities. As intended, such initiative resulted in an increased number of employee hires from these fairs.

In 2021, New Afton signed a Cooperation Agreement with Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) which replaced and superseded the 2011 Participation Agreement with the SSN, strengthening the relationship between the New Afton team and SSN members. A signing ceremony was conducted in Kamloops with New Gold's President and CEO signing on behalf of New Gold. During the year, British Columbia experienced one of the worst fire seasons in recent history, leading to many community evacuations in proximity to the New Afton mine. New Afton’s Fire and Mine Rescue Team provided assistance to British Columbia Wildfire fire management programs in the region, helping support fire management in the Kamloops area and responding to several fires, including those at Lytton Creek, Duffy Lake, Red Lake, Sicamous and Logan Lake.
In 2021, at Cerro San Pedro ("CSP"), the restoration of a 18th century church in the town of Cerro de San Pedro was completed. The church is a heritage site for community members, and the restoration was a very significant and important project for local community.
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CORPORATE DEVELOPMENTS
In the first quarter of 2021, New Gold purchased C$2.5 million in common shares of Angus Gold Inc. (“Angus Gold”) representing approximately 9.9% of Angus Gold's issued and outstanding common shares. New Gold also purchased C$24.8 million in common shares of Harte Gold Corp. ("Harte Gold") representing approximately 14.9% of Harte Gold's issued and outstanding common shares. In the fourth quarter of 2021, the value of the investment was written off as Harte Gold Corp. filed for creditor protection under the Companies' Creditor Arrangement Act (Canada) and Harte Gold Corp's shares were suspended from trading.
In the second quarter of 2021, New Gold purchased C$13.8 million in common shares of Talisker Resources Ltd. ("Talisker") representing approximately 14.9% of Talisker's issued and outstanding common shares. New Gold acquired these shares for investment purposes.
In the third quarter of 2021, the Company collected the final $39.4 million (C$50.0 million) in sale proceeds from Artemis from the sale of the Blackwater Project located in British Columbia, Canada, ("Blackwater") which closed in August 2020.
In the fourth quarter of 2021, the Company sold its 8% gold stream held on Blackwater ("Blackwater stream") to Wheaton Precious Metals Corp. for $300 million. Blackwater is wholly-owned by Artemis with New Gold having retained the Blackwater stream as partial consideration for the divestiture of Blackwater to Artemis in 2020.

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OUTLOOK FOR 2022
New Gold Consolidated Operational Estimates
In 2022, the Company will report production on a gold equivalent basis as well as on a per-metal basis. Operating expenses and all-in sustaining costs will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,800 per gold ounce, $24.00 per silver ounce and $4.00 per pound copper, and a foreign exchange rate of $1.25 Canadian dollars to $1.00 US dollar.

Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Eq. Produced (ounces)[11]	265,000 - 295,000	115,000 - 145,000	380,000 - 440,000
Gold Produced (ounces)	260,000 - 290,000	35,000 - 45,000	295,000 - 335,000
Copper Produced (Mlbs)	-	35 - 45	35 - 45
Operating expenses, per gold eq. ounce	$730 - $810	$1,100 - $1,180	$840 - $920
All-in Sustaining Costs per gold eq. ounce[2]	$1,270 - $1,370	$1,695 - $1,795	$1,470 - $1,570
Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	Consolidated Guidance
Sustaining Capital & Sustaining Leases ($M)[2]	$125 - $155	$55 - $70	$180 - $225
Growth Capital ($M)[2]	$15 - $25	$100 - $130	$115 - $155
Total capital and leases ($M)	$140 - $180	$155 - $200	$295 - $380
Exploration Expense ($M)	$5	$15	$20

Gold equivalent11 production is expected to be between 380,000 to 440,000 ounces, in-line with the prior year. Production is expected to strengthen in the second half of the year, with the second half of 2022 expected to represent approximately 55% of annual production.
Operating expenses are expected to be $840 to $920 per gold eq. ounce, lower than the prior year as a higher proportion of gold sales will be from the lower operating expense per ounce Rainy River Mine. All-in sustaining costs2 are expected to be $1,470 to $1,570 per gold eq. ounce, slightly higher than the prior year due to higher sustaining capital spend, partially offset by lower operating expenses. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.
Total capital and leases are expected to be $295 to $380 million, of which sustaining capital and sustaining leases2 are expected to be $180 to $225 million, and growth capital2 is expected to be $115 to $155 million. The increase in sustaining capital and sustaining leases2 over the prior year predominantly relates to capitalized waste, tailings management, and B3 activities. The increase in growth capital2 relates to C-Zone development and advancing underground development at the Intrepid underground zone at Rainy River. Quarterly sustaining capital is expected to trend lower in the second half of the year, and growth capital is expected to be relatively consistent through the year.
The operational outlook assumes that the Company's operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of New Gold's operations due to COVID-19, could impact its ability to achieve 2022 outlook. Please see the Cautionary Note Regarding Forward-Looking Statements at the end of this MD&A.
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2022 Rainy River Operational Outlook
Gold equivalent11 production is expected to be 265,000 to 295,000 ounces, an increase over the prior year due to an increase in gold grade, tonnes mined and processed, as well as commencing ore extraction from the Intrepid underground zone in the second half of the year. Production is expected to strengthen in the second half of the year as capitalized waste is to be prioritized during the colder weather months, and planned maintenance activities for the processing plant are to be completed in the first half of the year. The second half of 2022 is expected to represent approximately 55% of the annual production.
Ore from the East Lobe is expected to contribute approximately 25% of mill feed in 2022. As a result of bench sequencing and prioritization of pit stripping during winter months, East Lobe contribution is expected to be higher in the second half of the year.
Operating expenses are expected to be $730 to $810 per gold eq. ounce, a decrease over the prior year, primarily due to a higher strip ratio of approximately 3.2:1 expected in 2022, resulting in a higher proportion of mining costs being capitalized and higher annual production.
All-in sustaining costs2 are expected to be $1,270 to $1,370 per gold eq. ounce, a decrease over the prior year, primarily due to higher production. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.
Total capital and leases are expected to be $140 to $180 million. Sustaining capital and sustaining leases2 are expected to be $125 to $155 million, including approximately $60 million in capitalized waste, $40 million towards the annual tailings dam raise, $20 million in capital parts and components replacement programs, $10 million in sustaining capital leases, and $5 million in sustaining capital development for the Intrepid underground zone. Growth capital2 is expected to be $15 to $25 million, related to the development of the Intrepid underground zone, with initial production targeted for late-2022. Growth capital is expected to be generally consistent throughout the year.
Exploration expenditures are expected to be approximately $5 million and will focus on completing reconnaissance exploration drilling on the North East Trend target and on follow-up drilling based on previous positive results on priority targets.
2022 New Afton Operational Outlook
Gold equivalent11 production is expected to be 115,000 to 145,000 ounces, lower than the prior year, primarily due to a reduction in B3 ore tonnes to be mined in 2022. The lower tonnes mined is a result of the previously announced B3 permitting delays experienced in 2021 which impacted the drawpoint development schedule and slowed the production ramp-up. The B3 mining rate is expected to average approximately 4,000 tonnes per day during drawpoint development, ramping up to approximately 8,000 tonnes per day in late-2022. As a result of the slower ramp-up, mining from B3 is expected to extend to 2025 in order to extract all planned tonnes. Current surface stockpiles are expected to supplement the
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mill feed during the year, with production expected to be strongest in the first half of 2022. 2022 operational estimates are exclusive of any material from the ore purchase agreement.
Operating expenses are expected to be $1,100 to $1,180 per gold eq. ounce, an increase over the prior year as a result of higher costs related to the B3 ramp-up and lower production.
All-in sustaining costs2 are expected to be $1,695 to $1,795 per gold eq. ounce, an increase over the prior year, primarily due to higher sustaining capital spend and lower production. Approximately $310 per gold eq. ounce of the all-in sustaining cost relates to the completion of B3 development. All-in sustaining costs2 are expected to trend higher in the first half of the year due to higher B3 lateral development and tailings management work.
Total capital and leases are expected to be $155 to $200 million. Sustaining capital and sustaining leases2 are expected to be $55 to $70 million, including approximately $40 million related to the completion of B3 development, infrastructure and equipment, $5 million related to tailings management and $15 million related to other general sustaining capital and working capital payments. During 2022, sustaining capital projects will continue to focus on advancing the development of the B3 zone with approximately 900 metres of development and construction of approximately 46 drawbells. Growth capital2 is expected to be $100 to $130 million, related to the continued advancement of the C-Zone project, primarily focused on mine development with a total of 5,000 metres planned, infrastructure installation, complete commissioning of the thickened and amended tailings facility and continued progress on stabilization. Growth capital is expected to be generally consistent throughout the year.
Exploration expenditures are expected to be approximately $15 million, and will focus on underground exploration and infill drilling on the mineralized zone defined within the New Afton footprint, follow-up surface drilling within the Cherry Creek trend, and reconnaissance exploration drilling on regional targets that were defined in 2021.

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OUR RESPONSE TO COVID-19
New Gold has established a Pandemic Response and Business Plan Committee (the "Committee"), comprised of leadership from all of its locations and has developed and implemented pre-screening and business continuity plans for each of its operations. The Committee was established to ensure that New Gold is assessing all potential risks associated with COVID-19 and developing viable contingency plans that will enable the Company to stay ahead, and mitigate, of any potential safety and health risks for its employees and members of its surrounding and host communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to changes and circumstances. New Gold is proactively preparing for the potential spread of COVID-19 to any of New Gold’s operations, with specific business continuity plans in place. Across New Gold, the Company continues to identify and implement measures at its corporate office and at all sites to protect its workforce and communities.
The Company was the first to bring private testing to the Rainy River area and has worked with the Northwestern Health Unit in its implementation. The Company also partnered with Seven Generations Educational Institute to provide community-based testing in the Rainy River area, particularly in local Indigenous communities. Vaccination clinics were also hosted at Rainy River during the year.
New Afton has implemented measures to mitigate and limit the spread of COVID-19 including implementing wearable contact tracing technology. The mine has transitioned from a COVID-19 safety plan to a communicable disease prevention plan.
During the fourth quarter of 2021, both sites were successful in effectively managing the risk of on-site transmission.
For further information on the Company's COVID-19 response, visit www.newgold.com.

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MINERAL RESERVES AND MINERAL RESOURCES UPDATE

Mineral Reserves and Mineral Resources Summary	As at December 31, 2021(ii)			As at December 31, 2020
Proven and Probable Mineral Reserves (i)	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Rainy River	2,799	7,022	—	2,598	7,152	—
Open Pit	1,230	2,170	—	1,599	3,518	—
Underground	1,241	3,084	—	672	1,795	—
Low grade and stockpile	328	1,768	—	327	1,839	—
New Afton	883	2,327	675	958	2,670	758
Total Proven and Probable Mineral Reserves	3,682	9,349	675	3,556	9,822	758
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) (i)
Rainy River	1,543	3,894	—	2,005	5,125	—
Open Pit	195	380	—	187	562	—
Underground	1,348	3,422	—	1,818	4,563	—
New Afton	1,174	4,187	1,006	1,182	4,246	1,003
Total Measured and Indicated Mineral Resources	2,717	8,081	1,006	3,187	9,371	1,003
Total Inferred Mineral Resources	387	831	137	412	917	143
i.Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this MD&A for the estimates as at December 31, 2021 and the Company’s Annual Information Form dated March 31, 2021 for estimates as at December 31, 2020.
ii.The Mineral Reserves and Mineral Resources stated above are as at December 31, 2021 and do not reflect any events subsequent to that date.

Consolidated gold Mineral Reserves increased by approximately 126,000 gold ounces compared to the prior year. The increase was primarily due to an economic study at the Mineral Reserve gold price of $1,400 per ounce, that supports the conversion of approximately 569,000 gold ounces of underground Mineral Resources to Mineral Reserves at the Rainy River Mine. A National Instrument 43-101 (“NI 43-101”) Technical Report for the Rainy River Mine will be filed by March 31, 2022.
•At the Rainy River Mine, total Mineral Reserves increased by approximately 201,000 gold ounces over the prior year due to converting approximately 569,000 underground gold ounces from Mineral Resources to Mineral Reserves, partially offset by open pit mine depletion.
•Open pit reserve depletion included approximately 262,000 ounces from annual mine depletion, approximately 45,000 ounces related to a resource mineability adjustment and approximately 34,000 ounces due to grade control model underperformance compared to the resource model (both primarily related to East Lobe), and approximately 28,000 ounces related to an 85% correction factor applied to the remaining ore material from the East Lobe. The correction factor applied was based on a bench to bench reconciliation study. The East Lobe is expected to be mined out by the end of 2023.
•At the New Afton Mine, Mineral Reserves decreased by approximately 75,000 gold ounces over the prior year due to 69,000 gold ounces of annual mine depletion and 6,000 ounces from mine plan optimization.
Consolidated Measured and Indicated Mineral Resources decreased by approximately 470,000 gold ounces, with Rainy River decreasing by 462,000 gold ounces due to conversion of underground Mineral Resources to Mineral Reserves and New Afton decreasing by approximately 8,000 gold ounces due to
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conversion of C-Zone Mineral Resources to Mineral Reserves. Consolidated Inferred Mineral Resources decreased by approximately 25,000 gold ounces to 387,000 gold ounces.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the year and the three months ended December 31, 2021 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended December 31, 2021, New Gold's gold revenue per ounce2 and average realized gold price per ounce2 were $1,778 and $1,798, respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,795 per ounce.
For the year ended December 31, 2021, New Gold's gold revenue per ounce2 and average realized gold price per ounce2 were $1,778 and $1,798, respectively, compared to the LBMA p.m. average gold price of $1,799 per ounce.
Copper Prices
For the three months ended December 31, 2021, New Gold’s copper revenue per pound2 and average realized copper price per pound2 were $4.07 and $4.37, respectively, compared to the average London Metals Exchange ("LME") copper price of $4.41 per pound.
For the year ended December 31, 2021, New Gold's copper revenue per pound2 and average realized copper price per pound2 were $3.97 and $4.24, respectively, compared to the average LME copper price of $4.23 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The annual average Canadian dollar rate strengthened against the U.S. dollar during 2021 compared to the annual average rate in 2020. The strengthening of the Canadian dollar impacts costs in U.S. dollar
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terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. spot gold price increased by 4% during the fourth quarter of 2021 relative to the prior quarter, finishing the quarter at $1,806 per ounce. Elevated inflation over the fourth quarter offset the prospects of earlier and faster interest-rate increases than previously expected which supported the price of gold over the quarter. Gold held in exchange-traded funds decreased slightly during the fourth quarter, continuing the trend from the prior quarter.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine.
Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals and believes the prospects for the business are favourable.
During the fourth quarter of 2021, LME cash copper spot prices increased by 7% relative to the prior quarter. Copper prices increased at the inception of the fourth quarter on tight supply for spot copper amid shrinking exchange inventories. Following the period of tight supply, prices moderated but stayed elevated relative to the prior quarter due to low global inventories, potential South American supply issues, and a favorable long-term fundamental outlook. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020	2019
FINANCIAL RESULTS
Revenue	202.6	198.9	745.5	643.4	630.6
Operating expenses	99.6	97.3	377.3	339.9	371.9
Depreciation and depletion	51.3	50.8	195.7	193.1	240.6
Revenue less cost of goods sold	51.7	50.8	172.5	110.4	18.1
Corporate administration	5.7	4.3	21.8	15.6	17.6
Corporate restructuring	—	—	—	—	1.1
Share-based payment expenses	0.5	3.7	2.2	7.6	1.7
Exploration and business development	4.5	2.3	11.2	5.8	5.6
Income (loss) from operations	41.0	40.5	137.3	81.4	(7.9)
Finance income	0.1	0.2	0.3	1.1	2.2
Finance costs	(7.9)	(30.2)	(34.8)	(79.2)	(62.6)
Other gains and losses
(Loss) gain on foreign exchange	(0.8)	(2.7)	1.4	1.2	(3.7)
Loss on disposal of assets	(0.5)	(0.3)	(2.0)	(1.6)	(1.2)
Gain (loss) on revaluation of investments	5.6	7.8	(21.3)	17.4	—
Gain on disposal of Blackwater stream	147.3	—	147.3	—	—
Loss on sale of Blackwater	—	—	—	(30.2)	—
Gain on foreign exchange derivative	0.6	0.4	1.5	9.0	1.5
Unrealized loss on revaluation of non-current derivative financial liabilities	(26.8)	(67.1)	(62.9)	(110.4)	20.1
Settlement and gain on revaluation of gold price option contracts	—	23.0	—	26.4	(21.7)
Loss on revaluation of copper price option contracts	—	—	(1.5)	—	(0.7)
Revaluation of CSP’s reclamation and closure cost obligation	(1.0)	1.2	(4.2)	3.4	0.6
Gain on receivable associated with Mesquite sale	—	12.8	—	12.8	4.0
Flow through share premium	—	—	1.7	—	—
Other	0.7	(1.6)	(2.5)	(6.3)	(4.5)
Earnings (loss) before taxes	156.8	(16.0)	160.3	(78.3)	(73.9)
Income tax (expense) recovery	(5.9)	(5.1)	(19.7)	(4.3)	0.4
Net earnings (loss)	150.9	(21.1)	140.6	(79.3)	(73.5)
Adjusted net earnings (loss) (2)	24.7	27.9	82.9	19.2	(47.2)

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Revenue
For the year and the three months ended December 31, 2021, the increase in revenue relative to the prior-year periods was due to higher gold and copper prices, partially offset by lower sales volume. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the year and the three months ended December 31, 2021, operating expenses were higher than the prior-year periods due to the strengthening of the Canadian dollar relative to the U.S. dollar and the prior year benefitting from the wage subsidy which was applied as a reduction to salaries and employee benefits. This was partially offset by lower gold and copper sales volumes. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the year and the three months ended December 31, 2021, depreciation and depletion were consistent when compared to the prior-year periods.
Revenue less cost of goods sold
For the year and the three months ended December 31, 2021, revenue less costs of goods sold increased when compared to prior-year periods due to higher gold and copper prices, partially offset by lower sales volume.
Corporate administration
For the year and the three months ended December 31, 2021, corporate administration, increased compared to the prior-year periods primarily due to increased salaries and legal expenses.
Exploration and business development
For the year and the three months ended December 31, 2021, exploration and business development expenses increased compared to the prior-year periods primarily due to increased exploration activity at New Afton.

Share-based payment expenses
For the year and the three months ended December 31, 2021, share-based payment expenses decreased compared with the prior-year periods due to a decrease in New Gold's share price which decreases share-based payments.
Finance costs
For the year and the three months ended December 31, 2021, finance costs decreased as a result of lower long-term debt, due to debt repayments in 2020, and additional capitalized interest at New Afton when compared to the prior-year periods. Additionally, the prior periods included a $23.3 million loss on repayment of long-term debt.
Other gains and losses
Gain on disposal of Blackwater stream and loss on disposal of Blackwater
For the year and the three months ended December 31, 2021, the Company recognized a gain on disposal of $147.3 million on the sale of it's Blackwater stream. In the prior year, the Company recognized a loss of $30.2 million on the sale of Blackwater.

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Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the current period.

Gold stream obligation
In 2015, the Company entered into a $175 million streaming transaction with a subsidiary of Royal Gold Inc. under which, the Company is required to deliver to Royal Gold 6.5% of gold production from the Rainy mine up to a total of 230,000 ounces of gold and then 3.25% of the mine's gold production thereafter. For the year and the three months ended December 31, 2021, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $6.9 million and $13.8 million. The loss was primarily driven by accretion and higher metal prices.
New Afton free cash flow interest obligation
In 2020, New Gold entered into a strategic partnership with Ontario Teachers' Pension Plan ("Ontario Teachers") pursuant to which Ontario Teachers' acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in four years, or have the free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. For the year and the three months ended December 31, 2021, the Company recorded an unrealized loss on revaluation of the New Afton free cash flow interest obligation of $56.0 million and $15.0 million. The loss was primarily due to an increase in copper prices partially offset by a higher market observable discount rate.

Unrealized loss on investments
For the year and the three months ended December 31, 2021, the Company recorded unrealized losses of $21.3 million and $5.6 million, respectively, primarily due to the loss of value of its investment in Harte Gold. In the fourth quarter of 2021, the value of the investment of Harte Gold Corp of $19.8 million (C$24.8 million) was written off as Harte Gold Corp. filed for creditor protection under the Companies' Creditor Arrangement Act (Canada) and Harte Gold Corp 's shares were suspended from trading. The loss is partially offset by an increase in the Company's investment in Artemis.

Copper option contracts
For the year ended December 31, 2021, the Company recorded an unrealized loss on the revaluation of the copper price option contracts of $1.5 million due to the expiry of the unexercised copper price option contracts.
Revaluation of CSP closure cost obligation
CSP transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. For the year and the three months ended December 31, 2021, the increase of $4.2 million and $1.0 million in CSP’s reclamation and closure cost obligation is a result of changes in estimates to the expected reclamation expenditures.
The other gains and losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.
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Income tax
The current income tax expense and prior-year income tax expense relates primarily to current and deferred mineral taxes in the period. Income tax expense for the year and three months ended December 31, 2021 increased due to an increase in British Columbia mining tax due to higher copper prices and an exploration tax credit received in the prior year.
On an adjusted net earnings2 basis, the adjusted tax expense2 for the year ended December 31, 2021, was $19.9 million, compared to $7.4 million in the prior year. The adjusted tax expense2 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted tax expense2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
Net earnings (loss)
For the year and the three months ended December 31, 2021, the net earnings increased compared to the prior year periods, primarily due to higher revenue, the gain on the sale of the Blackwater gold stream to Wheaton Precious Metals Corp. and lower finance costs, partially offset by an increase in operating expenses and an unrealized loss on the revaluation of certain investments.
Adjusted net earnings (loss)2
Net earnings (losses) have been adjusted for other gains and losses and the loss on repayment of long-term debt on the consolidated income statement. Key elements in other gains and losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for gold and copper price option contracts, gain and loss on disposal of Blackwater gold stream and Blackwater Project, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
For the year ended December 31, 2021, adjusted net earnings2 increased when compared to the prior year primarily due to higher revenue less cost of goods sold and lower finance costs. For the three months ended December 31, 2021, adjusted net earnings2 decreased when compared to the prior year primarily due to higher adjusted tax expense2.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
OPERATING INFORMATION
Gold production from operations (ounces)(4)	81,072	72,210	66,989	66,650	83,096	78,959	64,294	66,790	66,856
Gold sales from operations (ounces)(4)	78,745	66,982	68,184	63,539	86,491	75,760	60,853	68,773	71,691
Revenue	202.6	179.8	198.2	164.9	198.9	173.7	128.5	142.3	139.2
Net income (loss)	150.9	(11.3)	(15.8)	16.8	(21.1)	15.7	(45.6)	(28.3)	0.3
Per share:
Basic ($)	0.22	(0.02)	(0.02)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00
Diluted ($)	0.22	(0.02)	(0.02)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,117	3,948	14,514	11,777
Operating waste mined (thousands of tonnes)	5,736	6,801	26,232	26,064
Capitalized waste mined (thousands of tonnes)	3,110	3,846	13,108	13,290
Waste mined (thousands of tonnes)	8,846	10,646	39,340	39,354
Ratio of waste-to-ore	2.83	2.70	2.70	3.34
Ore processed (thousands of tonnes)	2,253	2,484	9,250	8,819
Average gold grade (grams/tonne)	1.03	0.93	0.88	0.90
Gold recovery rate (%)	92	90	89	90
Gold eq. (ounces) (1):
Produced (3)	70,500	68,241	242,961	233,201
Sold (3)	68,380	72,279	237,061	235,416
Gold (ounces)(1):
Produced (3)	68,356	66,734	234,469	228,919
Sold (3)	66,239	70,675	228,693	231,112
Gold Revenue ($/ounce)	1,796	1,624	1,797	1,561
Average gold realized price ($/ounce) (2)	1,796	1,624	1,797	1,561
Open pit net mining cost per operating tonne mined (2)	3.42	2.59	2.92	2.48
Processing cost per tonne processed (2)	9.36	7.05	8.31	7.25
G&A cost per tonne processed (2)	3.67	3.98	3.39	3.88
Operating expenses per gold eq. ounce sold ($/ounce)	897	864	955	906
Depreciation and depletion per gold eq. ounce	571	523	625	600
Total cash costs per gold eq. ounce sold (2)	897	864	955	906
All-in sustaining costs per gold eq. sold (2)	1,281	1,494	1,415	1,562
FINANCIAL INFORMATION
Revenue	122.6	118.1	425.9	368.7
Revenue less cost of goods sold	22.2	17.8	51.4	14.2
Capital expenditures (sustaining capital) (2)	21.7	41.1	91.4	137.7
Capital expenditures (growth capital) (2)	2.3	2.8	11.6	3.1
Total mining interest capital	24.0	43.9	103.0	140.8
Cash generated from operations(2)	67.7	59.0	184.9	165.2
Free cash flow (2)	35.5	5.6	46.0	(7.3)

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Operating results
Production
Fourth quarter of 2021 gold eq.1 production was 70,500 ounces (68,356 ounces of gold and 154,364 ounces of silver), an increase compared to the prior-year period due to higher gold grade and gold recovery, partially offset by lower tonnes processed. For the year ended December 31, 2021, gold eq.1 production was 242,961 ounces (guidance of 240,000 to 255,000 gold eq.1 ounces) consisting of 234,469 ounces of gold (guidance of 235,000 to 250,000 ounces) and 611,433 ounces of silver. The increase over the prior year was due to higher tonnes processed, with the prior year including a two-week voluntary shutdown due to COVID-19. The Rainy River Mine achieved the low end of the updated gold equivalent guidance range.
The open pit mine averaged 129,775 tonnes per day during the quarter, a decrease compared to the prior-year period primarily due to lower drill utilization. Approximately 3.1 million ore tonnes and 8.8 million waste tonnes (including 3.1 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.83:1. For the year, the average strip ratio was 2.7:1, in-line with the 2021 plan.
The mill averaged 24,492 tonnes per day during the quarter, a decrease compared to the prior-year period primarily due to harder ore encountered from the 433 zone. The mill processed an average grade of 1.03 grams per tonne at a gold recovery of 92%. Mill availability for the quarter averaged 94%, despite a 3-day mill shutdown that was moved from early-2022 to December.
Revenue
For the year ended December 31, 2021, revenue increased compared to the prior year due to higher gold prices and higher sales volume. For the three months ended December 31, 2021, revenue increased compared to the prior-year period due to higher gold prices.

Revenue less cost of goods sold
For the year and the three months ended December 31, 2021, revenue less cost of goods sold increased when compared to the prior-year periods, primarily driven by higher revenues in the fourth quarter of 2021 partially offset by higher operating expenses.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expenses and total cash costs2 were $897 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes and the strengthening of the Canadian dollar relative to the U.S. dollar. The strengthening of the Canadian dollar increased costs by $29 per gold eq. ounce in the quarter. For the year ended December 31, 2021, operating expenses and total cash costs2 were $955 per gold eq. ounce, achieving the updated annual guidance range of $925 to $985 per gold eq. ounce. The increase over the prior year was due to the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior year.

Open pit net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the year and the three months ended December 31, 2021, increased over the prior year periods due to the strengthening of the Canadian dollar and the receipt of the wage subsidy in the prior year periods.

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Depreciation and depletion was $571 per gold eq. ounce for the three months and $625 per gold eq. ounce for the year ended December 31, 2021, which was an increase when compared with prior-year periods primarily due to decreased reserves when compared to the prior year.
All-in sustaining costs2 were $1,281 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend, partially offset by lower sales volumes. For the year ended December 31, 2021, all-in sustaining costs2 were $1,415 per gold eq. ounce, achieving the updated annual guidance range of $1,365 to $1,440 per gold eq. ounce. The decrease over the prior year was primarily due to higher sales volumes and lower sustaining capital spend.
Total capital and leases for the quarter were $26.3 million, including $24.0 million related to sustaining capital and sustaining lease2 payments, including $10.6 million of capitalized mining costs, and $2 million related to growth capital2. Sustaining capital spend during the quarter primarily included the advancement of the annual tailings dam raise. Growth capital during the quarter was related to the development of the Intrepid underground zone which advanced 298 metres. For the year ended December 31, 2021, total capital and leases were $112.5 million, including $100.9 million related to sustaining capital and sustaining lease2 payments, including $39.6 million of capitalized mining costs, and $11.6 million related to growth capital2.
Cash generated from operations for the year and the three months ended December 31, 2021, increased when compared to the prior-year periods primarily due to an increase in revenue.
Free cash flow2 for the quarter was $35.5 million, and for the year ended December 31, 2021 was $46.0 million (net of $27 million stream payment). The increase over the prior-year periods was due to an increase in cash generated from operations and lower capital spend.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2021, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, when compared to $1.30 against the Canadian dollar in the prior-year period. This negatively impacted total cash costs by $29 per gold eq. ounce1 sold relative to the prior-year period.
Exploration activities
During the fourth quarter of 2021, the Company resumed the drilling activities on the North East Trend area located approximately 15 kilometres north of Rainy River and completed 1,354 metres of diamond drilling in 6 completed holes. Drilling activities completed during 2021 on the North East Trend area amounted to a total of 4,079 metres in 13 drill holes. Additionally, the Company completed a soil geochemical survey covering the accessible areas within the North East Trend zone. The results of this work are being used to support the ongoing exploration activities and drill targets generation.
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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.

A summary of New Afton’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,176	1,493	4,470	5,763
Operating waste mined (thousands of tonnes)	2	—	31	41
Capitalized waste mined (thousands of tonnes)	83	95	343	291
Waste mined (thousands of tonnes)	85	95	374	332
Ore processed (thousands of tonnes)	1,207	1,413	4,886	5,532
Average grade:
Gold (grams/tonne)	0.41	0.46	0.41	0.45
Copper (%)	0.67	0.73	0.70	0.72
Recovery rate (%):
Gold	81	79	81	80
Copper	80	81	81	82
Gold eq. (ounces)(1):
Produced (3)	41,074	52,326	175,972	204,416
Sold (3)	40,835	49,860	165,387	192,953
Gold (ounces)(1):
Produced (3)	12,716	16,362	52,452	64,220
Sold (3)	12,507	15,817	48,758	60,765
Copper (millions of pounds):
Produced (3)	14.2	18.5	61.7	72.1
Sold (3)	14.2	17.5	58.4	68.0
Revenue
Gold ($/ounce)	1,685	1,525	1,690	1,449
Copper ($/pound)	4.07	3.14	3.97	2.67
Average realized price (2):
Gold ($/ounce)	1,807	1,621	1,804	1,553
Copper ($/pound)	4.37	3.34	4.24	2.86
Underground net mining cost per operating tonne mined (2)	11.10	10.48	13.68	9.76
Processing cost per tonne processed (2)	10.93	8.09	10.67	7.91
G&A cost per tonne processed (2)	4.01	3.10	3.44	2.64
Operating expenses per gold eq. ounce sold ($/ounce)	938	706	912	657
Depreciation and depletion per gold eq. ounce	297	260	288	268
Total cash costs per gold eq. sold ($/ounce) (2)	1,079	808	1,042	759
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,330	1,330	1,385	1,064
FINANCIAL INFORMATION:
Revenue	80.0	80.8	319.6	274.7
Revenue less cost of goods sold	29.5	33.0	121.1	96.2
Capital expenditures (sustaining capital) (2)	9.6	25.4	54.2	57.0
Capital expenditures (growth capital) (2)	24.6	39.9	90.1	77.1
Total mining interest capital	34.2	65.3	144.3	134.1
Cash generated from operations(2)	44.5	46.5	165.1	141.9
Free cash flow (2)	10.3	(18.9)	15.9	7.4

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Operating results
Following the tragic incident that occurred on February 2, 2021, underground mining activities were safely and sequentially ramped-up at the New Afton mine and New Gold continues to maintain its focus on the health, safety and the well-being of its people. The Company completed its investigation of the incident and an investigation report was filed with the British Columbia Ministry of Energy, Mines and Low Carbon Innovation.
Production
Fourth quarter 2021 gold eq.1 production was 41,074 ounces, consisting of 12,716 ounces of gold and 14.2 million pounds of copper. For the year ended December 31, 2021, gold eq.1 production was 175,972 ounces (guidance of 165,000 to 195,000 gold eq.1 ounces), consisting of 52,452 ounces of gold (guidance of 52,000 to 62,000 ounces) and 61.7 million pounds of copper (guidance of 56 to 66 million pounds), achieving the gold equivalent guidance range for the year. The decrease over the prior-year periods was due to lower tonnes processed.
The underground mine averaged 13,705 tonnes per day during the quarter as the mine prepares for the completion of Lift 1 mining activities and continues the progressive ramp-up of the B3 zone.
The mill averaged 13,125 tonnes per day during the quarter, below the prior-year period, but in-line with mining rates. The mill processed gold grades of 0.41 grams per tonne and copper grades of 0.67%, with gold and copper recoveries of 81% and 80%, respectively.
For the three months ended December 31, 2021, C-Zone development advanced by approximately 1,028 metres. Mine infrastructure also advanced with the installation of conveyors and work initiated on a secondary crushing station. The project continues to advance on plan, with production expected to begin in the second half of 2023.
Revenue
For the three months ended December 31, 2021, revenue was consistent with the prior year period. For the year ended December 31, 2021, revenue increased compared to the prior year due to higher gold and copper prices, partially offset by lower sales volume.
Revenue less cost of goods sold
For the three months ended December 31, 2021, revenue less cost of goods sold decreased when compared to the prior year, primarily driven by higher operating expenses. For the year ended December 31, 2021, revenue less cost of goods sold increased when compared to the prior year, primarily driven by higher revenue partially offset by higher operating expenses.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expenses and total cash costs2 were 938 and $1,079 per gold eq. ounce for the quarter, an increase over the prior-year period primarily due to lower sales volumes, and the strengthening of the Canadian dollar relative to the U.S. dollar. The strengthening of the Canadian dollar increased costs by $31 per gold eq. ounce in the quarter. For the year ended December 31, 2021, operating expenses and total cash costs2 were $912 and $1,042 per gold eq. ounce, slightly above the annual total cash cost guidance range of $930 to $1,010 per gold eq. ounce. The increase over the prior year was due to lower
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sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior year.
Underground net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the year and the three months ended December 31, 2021, increased due to the strengthening of the Canadian dollar and the receipt of the wage subsidy in the prior-year period and lower tonnes mined and milled.
Depreciation and depletion was $297 per gold eq. ounce for the fourth quarter of 2021 and $288 per gold eq. ounce for the year ended December 31, 2021, an increase compared to the prior-year periods as a result of a higher asset base.

All-in sustaining costs2 were $1,330 per gold eq. ounce for the quarter, in-line with the prior-year period. For the year ended December 31, 2021, all-in sustaining costs2 were $1,385 per gold eq. ounce, slightly above the annual guidance range of $1,225 to $1,325 per gold eq. ounce. The increase over the prior year was due to lower sales volumes and higher total cash costs, partially offset by lower sustaining capital spend.
Total capital and leases for the quarter were $34.1 million, including $9.5 million related to sustaining capital and sustaining lease2 payments and $24.6 million related to growth capital2. Sustaining capital spend during the quarter primarily related to B3 mine development and the advancement of the planned tailings dam raise. Growth capital during the quarter primarily related to C-Zone development and the thickened and amended tailings project. For the year ended December 31, 2021, total capital and leases were $144.6 million, including $54.5 million related to sustaining capital and sustaining lease2 payments and $90.1 million related to growth capital2.
Cash generated from operations for the three months ended December 31, 2021, was $44.5 million and is consistent when compared to the prior year. For the year ended December 31, 2021, cash generated from operations was $165.1 million which increased when compared to the prior year primarily due to an increase in revenue.
Free cash flow2 for the three months ended December 31, 2021, was $10.3 million, an increase over the prior-year period due to lower capital spend. For the year ended December 31, 2021, free cash flow2 was $15.9 million, an increase over the prior year due to an increase in cash generated from operations.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2021, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, when compared to $1.30 against the Canadian dollar in the prior-year period. This negatively impacted total cash costs by $31 per gold eq. ounce sold relative to the prior-year period.

Exploration activities
In the fourth quarter of 2021, the Company completed 9,548 metres of diamond drilling in 15 completed holes, with one additional hole still in progress. Of these 5,583 metres in 5 completed holes and the one in progress were surface diamond drilling on the Cherry Creek Trend area.
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The remaining 3,965 metres in 10 holes were completed from underground, of these 1,208 metres in 3 holes are testing one of the AI ("Artificial Intelligence") target areas. 2,757 metres in 7 holes were completed as infill drilling on the Upper East Extension area, located directly beneath the Sub Level Cave zone.
Exploration drilling activities completed in 2021 amounted to 46 diamond drill holes (45 completed and one in progress) totaling 25,221 metres. Of these 15,865 metres were completed in 21 surface diamond drill holes (20 completed and one in progress) within the Cherry Creek Trend area, 6,599 metres were completed in 18 underground diamond drill holes on AI targets and 2,757 metres were completed in seven underground diamond drill holes on the Upper East Extension area.
Interpretation of the exploration done during 2021 is underway and is being used to support the 2022 drilling plan.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2021	2020
BALANCE SHEET INFORMATION
Cash and cash equivalents	481.5	186.3
Other current assets	204.8	232.5
Non-current assets	1,790.5	1,831.3
Total assets	2,476.8	2,250.1

Current liabilities	172.9	158.7
Non-current liabilities excluding long-term debt	857.0	812.9
Long-term debt	491.0	489.2
Total liabilities	1,520.9	1,460.8
Total equity	955.9	789.3
Total liabilities and equity	2,476.8	2,250.1

Assets
Cash and cash equivalents
The increase in cash and cash equivalents relative to December 31, 2020 was primarily driven by proceeds from the sale of the Blackwater gold stream to Wheaton Precious Metals Corp. in December 2021, and the receipt of the final cash payment of $39.4 million (C$50 million) from Artemis in August 2021 connection with the 2020 sale of Blackwater, partially offset by the investments in marketable securities.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior year primarily due to the receipt of the final $39.4 million (C$50.0 million) from Artemis in connection with the 2020 sale of Blackwater.
Non-current assets
Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The decrease relative to December 31, 2020 is primarily attributable to the sale of the Blackwater stream.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased due to an increase in trade payables and an increase in New Afton free cash flow payable relative to December 31, 2020.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
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The Company's gold stream obligation has decreased from December 31, 2020, due to cash settlements and higher market observable discount rates in the period, which included the U.S. Treasury rate and company specific credit spread based on the yield on the Company’s 2025 Unsecured Notes (as hereinafter defined).
The Company's free cash flow interest obligation has increased from December 31, 2020, primarily due to higher metal prices.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and CSP. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2021 was $154.6 million relative to $113.5 million as at December 31, 2020. The increase in the liability was primarily driven by the updated Rainy River Mine closure plan submitted in 2021. The updated plan includes industrial site demolition changes, an increase in unit rates, an increase in overhead estimates and an increase in mine footprint.
The deferred income tax liability increased from $53.5 million as at December 31, 2020 to $69.6 million at December 31, 2021. The increase in deferred income tax liability was primarily driven by deferred mineral taxes.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2025 Unsecured Notes, the 2027 Unsecured Notes (each as hereinafter defined) and the Company’s revolving credit facility.
As at December 31, 2021 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (the "2025 Unsecured Notes”). The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.
As at December 31, 2021 the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2025 Unsecured Notes and the 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.
In the fourth quarter of 2021, the Company entered into a third amended and restated credit agreement in respect of its revolving credit facility with a syndicate of financial institutions which extended the maturity date from October 2023 to December 2025 and modified the maximum borrowing limit from $350.0 to $400.0 million (the “Credit Facility”).
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains the following three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
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•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).
Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2021	2020
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	7.2 : 1	5.0 : 1
Maximum Leverage Ratio (net debt to Adjusted EBITDA)	<4.5 : 1	0.6 : 1	1.8 : 1
Maximum Secured Leverage Ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.1 : 1	0.3 : 1
Liquidity and Cash Flow
As at December 31, 2021, the Company had cash and cash equivalents of $481.5 million compared to $186.3 million as at December 31, 2020. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. Under investment the policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the year and the three months ended December 31, 2021 and 2020:
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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CASH FLOW INFORMATION
Cash generated from operating activities	105.7	98.4	323.7	294.8
Cash (used in) generated from investing activities	240.9	(109.3)	57.4	(173.2)
Cash (used in) generated from financing activities	(15.7)	(222.4)	(86.5)	(21.9)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	3.2	0.6	3.2
Change in cash and cash equivalents	330.6	(230.1)	295.2	102.9
Operating Activities
For the year and the three months ended December 31, 2021, the increase in cash generated from operating activities was due to higher revenues resulting from higher gold and copper prices.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
Investing Activities
The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the year and the three months ended December 31, 2021:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2021	2020	2021	2020
CAPITAL EXPENDITURES BY SITE
Rainy River	24.0	43.9	102.9	140.8
New Afton	34.1	65.3	144.3	134.1
Other	—	—	0.1	9.3
Capital expenditures	58.1	109.2	247.3	284.2

In March 2021, New Gold purchased common shares in Harte Gold for $19.8 million. In April 2021, New Gold purchased common shares in Talisker for $11.0 million. New Gold acquired the shares for investment purposes. In the fourth quarter of 2021, the value of the investment in Harte Gold was written off as Harte Gold Corp. filed for creditor protection under the Companies' Creditor Arrangement Act (Canada) and Harte Gold Corp 's shares were suspended from trading.
In the third quarter of 2020, the Company completed the divestment of Blackwater to Artemis for total cash consideration of $142.2 million (C$190 million). The initial cash payment of $102.8 million (C$140 million) was received in Q3 2020 and the remaining $39.4 million (C$50 million) cash payment was received in August 2021. Under the transaction, the Company retained the Blackwater stream and an equity stake in Artemis.
In the fourth quarter of 2021, the Company sold the Blackwater gold stream to Wheaton Precious Metals Corp. for $300 million.
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Financing Activities
For the year and the three months ended December 31, 2021, cash used in financing activities of $86.5 million and $15.7 million, respectively, was primarily driven by interest payments, lease payments, gold stream obligation payments and the New Afton free cash flow payment to the Ontario Teacher's Pension Plan.
The Company’s cash balance as at December 31, 2021 of $481.5 million, together with $375.9 million available for drawdown under the Credit Facility as at December 31, 2021, provided the Company with $857.4 million of liquidity.
The Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives including in case of any potential impacts related to COVID-19.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2021, these commitments totaled $48.3 million, $48.1 million of which is expected to become due over the next 12 months. This compares to commitments of $65.3 million as at December 31, 2020. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at December 31, 2021, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the year end and three month period ended December 31, 2021.
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Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the year and the three month period ended December 31, 2021.
Outstanding Shares
As at February 22, 2022, there were 681.3 million common shares of the Company issued and outstanding. The Company had 5.6 million stock options outstanding under its share option plan, exercisable for up to an additional 5.6 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2021 the Company has disclosed “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations, before changes in non-cash operating working capital and "free cash flow" as non-GAAP financial performance measures, and will no longer disclose operating margin. The Company believes that these additional measures, along with the measures disclosed in prior periods, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold
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equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation
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Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and All-in Sustaining Costs per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	99.6	97.3	377.3	339.9
Gold equivalent ounces sold(1)	109,214	122,139	402,449	428,370
Operating expenses per gold equivalent ounce sold ($/ounce)(10)	912	799	938	794
Operating expenses	99.6	97.3	377.3	339.9
Treatment and refining charges on concentrate sales	5.8	5.1	21.5	19.7
Total cash costs	105.4	102.4	398.8	359.6
Gold equivalent ounces sold(1)	109,214	122,139	402,449	428,370
Total cash costs per gold equivalent ounce sold ($/ounce)	965	841	991	840
Sustaining capital expenditures(5)(7)	30.7	66.4	144.2	194.7
Sustaining exploration - expensed	—	0.2	0.8	0.2
Sustaining leases	2.4	2.7	10.4	10.8
Corporate G&A including share-based compensation(6)	5.9	7.5	22.8	21.5
Reclamation expenses	3.6	2.5	11.6	8.4
Total all-in sustaining costs	148.0	182.0	588.6	595.2
Gold equivalent ounces sold(1)	109,214	122,139	402,449	428,370
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,355	1,491	1,463	1,389

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	61.3	62.4	226.5	213.2
Gold equivalent ounces sold (1)	68,380	72,279	237,061	235,416
Operating expenses per unit of gold sold ($/ounce)	897	864	955	906
Operating expenses	61.3	62.4	226.5	213.2
Total cash costs	61.3	62.4	226.5	213.2
Gold equivalent ounces sold (1)	68,380	72,279	237,061	235,416
Total cash costs per gold equivalent ounce sold ($/ounce)	897	864	955	906
Sustaining capital expenditures(5)(7)	21.1	41.1	90.5	137.7
Sustaining leases	2.3	2.5	9.5	9.8
Reclamation expenses	2.8	2.0	8.9	6.9
Total all-in sustaining costs	87.6	108.0	335.5	367.6
Gold equivalent ounces sold (1)	68,380	72,279	237,061	235,416
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,281	1,494	1,415	1,562

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	38.3	34.9	150.8	126.7
Gold equivalent ounces sold (1)	40,835	49,860	165,387	192,953
Operating expenses per unit of gold sold ($/ounce)	938	706	912	657
Operating expenses	38.3	34.9	150.8	126.7
Treatment and refining charges on concentrate sales	5.8	5.1	21.5	19.7
Total cash costs	44.1	40.0	172.3	146.4
Gold equivalent ounces sold (1)	40,835	49,860	165,387	192,953
Total cash costs per gold equivalent ounce sold ($/ounce)	1,079	808	1,042	759
Sustaining capital expenditures(5)	9.5	25.3	53.7	56.9
Sustaining leases	—	0.1	0.3	0.5
Reclamation expenses	0.7	0.5	2.6	1.5
Total all-in sustaining costs	54.3	65.9	229.0	205.2
Gold equivalent ounces sold (1)	40,835	49,860	165,387	192,953
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,330	1,330	1,385	1,064

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Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER COST PER TONNE
Operating expenses	61.3	62.4	226.5	213.2
Change in inventory, selling costs and royalties and other	(1.6)	(7.2)	0.6	(21.2)
Production costs	59.7	55.2	227.1	192.0
Mining costs	30.3	27.8	118.9	93.8
Processing costs	21.1	17.5	76.9	64.0
Site G&A costs	8.3	9.9	31.3	34.2
Ore and operating waste tonnes mined (thousands of tonnes)	8,853	10,749	40,728	37,841
Ore processed (thousands of tonnes)	2,253	2,484	9,250	8,819
Open pit net mining cost per operating tonne mined ($/tonne)	3.42	2.59	2.92	2.48
Processing costs per tonne processed ($/tonne)	9.36	7.05	8.31	7.25
G&A cost per tonne processed ($/tonne)	3.67	3.98	3.39	3.88

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON COST PER TONNE
Operating expenses	38.3	34.9	150.8	126.7
Change in inventory, selling costs and royalties and other	(7.2)	(3.7)	(20.4)	(11.7)
Production costs	31.1	31.2	130.4	115.0
Mining costs	13.1	15.6	61.6	56.6
Processing costs	13.2	11.4	52.1	43.7
Site G&A costs	4.8	4.4	16.8	14.6
Ore and operating waste tonnes mined (thousands of tonnes)	1,178	1,493	4,501	5,803
Ore processed (thousands of tonnes)	1,207	1,413	4,886	5,532
Underground net mining costs per operating tonne mined ($/tonne)	11.10	10.48	13.68	9.76
Processing costs per tonne processed ($/tonne)	10.93	8.09	10.67	7.91
G&A cost per tonne processed ($/tonne)	4.01	3.10	3.44	2.64

Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	58.1	109.2	247.3	284.2
New Afton growth capital expenditures(8)	(24.6)	(39.9)	(90.1)	(77.1)
Rainy River growth capital expenditures(8)	(2.2)	(2.8)	(11.6)	(3.1)
Blackwater growth capital expenditures	—	—	—	(9.2)
Sustaining capital expenditures	31.3	66.5	145.6	194.8

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude “other gains and losses” as per Note 3 of the Company’s consolidated financial statements; loss on redemption of long-term debt, inventory write-downs and corporate restructuring.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for gold and copper price option contracts, gain on disposal of the Blackwater stream and Blackwater Project, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the
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determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020	2019
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	156.8	(16.0)	160.3	(75.0)	(73.9)
Other (gains) losses(9)	(123.6)	26.5	(57.5)	78.3	5.6
Loss on repayment of long-term debt	—	16.8	—	23.3	1.2
Inventory write-down	—	—	—	—	19.8
Corporate restructuring	—	—	—	—	1.1
Adjusted net earnings (loss) before taxes	33.2	27.3	102.8	26.6	(46.2)
Income tax (expense) recovery	(5.9)	(5.1)	(19.7)	(4.3)	0.4
Income tax adjustments	(2.6)	5.7	(0.2)	(3.1)	(1.4)
Adjusted income tax (expense) recovery[2]	(8.5)	0.6	(19.9)	(7.4)	(1.0)
Adjusted net earnings (loss)	24.7	27.9	82.9	19.2	(47.2)
Adjusted net earnings (loss) per share (basic and diluted) ($/share)	0.04	0.04	0.12	0.03	(0.08)
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating
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profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars)	2021	2020	2021	2020	2019
CASH RECONCILIATION
Cash generated from operations	105.7	98.4	323.7	294.8	263.5
Change in non-cash operating working capital	(12.8)	(3.5)	(1.0)	(16.2)	(25.9)
Cash generated from operations before changes in non-cash operating working capital	92.9	94.9	322.7	278.6	237.6
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	67.7	44.5	(6.5)	105.7
Less Mining interest capital expenditures	(24.0)	(34.3)	0.2	(58.1)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.3)	0.1	(0.2)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(6.5)	—	—	(6.5)
Free Cash Flow	35.5	10.3	(6.5)	39.3

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Three months ended December 31, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	59.0	46.5	(7.0)	98.5
Less Mining interest capital expenditures	(43.9)	(65.3)	(0.2)	(109.4)
Less Lease payments	(2.5)	(0.1)	(0.2)	(2.8)
Less Cash settlement of non-current derivative financial liabilities	(7.0)	—	—	(7.0)
Free Cash Flow	5.6	(18.9)	(7.3)	(20.7)

Year ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	184.9	165.1	(26.3)	323.7
Less Mining interest capital expenditures	(103.0)	(144.4)	0.1	(247.3)
Add Proceeds of sale from other assets	0.9	0.5	—	1.4
Less Lease payments	(9.5)	(0.3)	(0.6)	(10.4)
Less Cash settlement of non-current derivative financial liabilities	(27.3)	(5.0)	—	(32.3)
Free Cash Flow	46.0	15.9	(26.8)	35.1

Year ended December 31, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	165.2	141.9	(12.3)	294.8
Less Mining interest capital expenditures	(140.8)	(134.1)	(9.4)	(284.2)
Less Lease payments	(9.8)	(0.5)	(0.7)	(11.0)
Less Cash settlement of non-current derivative financial liabilities	(21.9)	—	—	(21.9)
Free Cash Flow	(7.3)	7.4	(22.3)	(22.2)

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	139.9	138.8	492.6	449.3
Treatment and refining charges on gold concentrate sales	1.5	1.5	5.6	6.3
Gross revenue from gold sales	141.4	140.3	498.2	455.6
Gold ounces sold	78,745	86,491	277,451	291,877
Total average realized price per gold ounce sold ($/ounce)	1,798	1,623	1,798	1,559

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	119.0	114.8	410.9	360.7
Gold ounces sold	66,239	70,675	228,693	231,112
Rainy River average realized price per gold ounce sold ($/ounce)	1,796	1,624	1,797	1,561

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	20.9	24.1	81.7	88.6
Treatment and refining charges on gold concentrate sales	1.5	1.5	5.5	6.3
Gross revenue from gold sales	22.4	25.6	87.2	94.9
Gold ounces sold	12,507	15,817	48,758	60,765
New Afton average realized price per gold ounce sold ($/ounce)	1,807	1,621	1,804	1,553

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.
Financial Risk Management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, and foreign exchange forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2021 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2021	2020
CREDIT RISK EXPOSURE
Cash and cash equivalents	481.5	186.3
Trade and other receivables	26.4	77.1
Total financial instrument exposure to credit risk	507.9	263.4
A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the "capital risk management" section of the consolidated financial statements, which is described in Note 20.
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The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2021 Total	2020 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	3.0	—	—	—	0.5	3.5	10.4
New Afton	1.7	1.0	3.4	—	—	6.1	9.4
Cerro San Pedro	0.1	0.1	—	—	2.3	2.5	2.3
Corporate(1)	1.5	—	—	—	12.8	14.3	55.0
Other	—	—	—	—	—	—	—
Total trade and other receivables	6.3	1.1	3.4	—	15.6	26.4	77.1
The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts.
The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 of the consolidated financial statements.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2021 Total	2020 Total
DEBT COMMITMENTS
Trade and other payables	127.7	—	—	—	127.7	109.2
Long-term debt	—	100.0	400.0	—	500.0	500.0
Interest payable on long-term debt	36.4	72.8	63.2	30.0	202.4	238.8
New Afton free cash flow interest obligation	12.9	40.7	175.1	396.6	625.3	541.8
Gold stream obligation	30.6	67.7	60.5	44.6	203.4	219.0
Lease commitments	10.1	10.8	0.1	—	21.0	31.4
Total debt commitments	217.7	292.0	698.9	471.2	1,679.8	1,640.2
The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital
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expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(c) Currency risk
The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered into throughout 2021. These foreign exchange forward contracts will continue into 2022.

(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2021
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	35.1	0.6
Trade and other receivables	6.5	1.9
Investments	59.3	—
Income tax receivable	0.5	2.6
Trade and other payables	(96.0)	(2.7)
Deferred tax liability	(69.6)	—
Reclamation and closure cost obligations	(154.5)	(0.1)
Share units	(3.7)	—
Total exposure to currency risk	(222.4)	2.3

As at December 31, 2020
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	34.6	0.1
Trade and other receivables	53.5	1.6
Income tax (payable) receivable	(0.7)	4.1
Trade and other payables	(80.1)	(6.5)
Deferred tax liability	(53.5)	—
Reclamation and closure cost obligations	(113.3)	(0.3)
Share units	(10.9)	—
Total exposure to currency risk	(170.4)	(1.0)
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(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings from the financial instruments presented by the amounts shown below.

As at Year ended December 31
(in millions of U.S. dollars)	2021	2020
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	22.2	17.0
Mexican peso	0.2	0.1

(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $4.8 million in interest earned by the Company for the year ended December 31, 2021. The Company has not entered into any derivative contracts to manage this risk.
(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2021, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in copper prices have been reduced as the Company had entered into copper put option contracts to reduce exposure to changes in copper prices.
Reserve calculations and mine plans using significantly lower gold, silver, and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
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The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices and availability of commodities and other inputs it consumes or uses in its operations.  The prices and availability of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.
An increase in gold and copper prices would decrease the Company’s net earnings whereas an increase in fuel and electricity prices would increase the Company’s net earnings. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
(in millions of U.S. dollars)	Net Earnings	Net Loss
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	49.9	21.9
Copper price	24.7	19.5
Fuel and electricity price	5.7	3.9

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Other Risks

Production Estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings dam capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition.

Operating Risks
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. Block caving activities, including at the New Afton Mine,
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generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic features such as weaker rock mass or faults. Subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

The Company’s operations may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper on unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Permitting
The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.
New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is
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possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons, including through government or court action. New Gold is currently anticipating receiving permits for the C-Zone project at the New Afton Mine.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability.

Construction Risks
As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines or new areas of operating mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material and other supplies required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.
Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues and could impact the Company's ability to execute its strategic plans and the achievement of planned results.
The New Afton C-Zone project is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.
Government Regulation
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing
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operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could result in abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” above). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Dependence on the Rainy River Mine and New Afton Mine
The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2022. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for its cash flow provided by operating activities.
Risks Related to Further Processing
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements and impurities that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Assay results of gold, copper and deleterious elements may vary in different samples and this may negatively affect the amount the Company receives for a shipment of concentrate, particularly if native copper particles are not adequately sampled in supergene ore from the New Afton Mine. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses.
In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the loss of Unrefined Product during their loading, transportation and storage as well as the cost and availability of transportation and storage arrangements for its Unrefined Products. The Company may not be able to meet all of its transportation obligations or make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company has a limited number of transportation and storage options for its Unrefined Product and should any of such options become unavailable, it could cause significant delays and otherwise impact the Company’s operations, profitability and ability to meet its contractual obligations. In November 2021, due to the torrential rainfall in British
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Columbia which led to severe flooding and mudslides, a number of the major highways, bridges, roads and similar infrastructure used to transport Unrefined Product produced at the New Afton Mine in northern British Columbia to Vancouver and other areas in southern British Columbia were flooded, taken out or otherwise became inaccessible. The British Columbia government declared a provincial state of emergency and it was highly uncertain at the time how long such state of emergency would last and when the transportation routes and similar infrastructure would become accessible. As a result, the Company had to consider alternative and, in some instances, significantly less efficient and more costly transportation routes to transport its Unrefined Product. Given the anticipated effects of climate change, it is anticipated that extreme weather events, such as those that occurred in November 2021, will become more common and severe (see “Climate Change Risks” below). There can be no assurance that the Company will be able to continue to transport and store or sell and process its Unrefined Product on reasonable commercial terms or at all.
Exploration and Development Risks
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see "Changes in Metal and Input Prices" above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see "Government Regulation" above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.
Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
At New Afton, the Company is developing the C-Zone. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects.
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A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other Indigenous groups in connection with the New Afton C-Zone development. This engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act and the federal government’s United Nations Declaration on the Rights of Indigenous Peoples Act (the “UNDRIP Act”). Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, supply chain issues, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete or could otherwise impact the Company’s ability to execute its strategic plans. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above.

Impact of Pandemic Disease, Including COVID-19, on Global Economic Conditions and Performance
The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the COVID-19 pandemic (which, for the purposes of this MD&A, includes any variants thereof where applicable). These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility or other unknown but potentially significant impacts. There are also potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infectious disease outbreak. The extent to which an infectious disease outbreak will have an impact on our business, results of operations, future cash flows, earnings, liquidity and financial condition will depend on future developments that are highly uncertain and difficult to predict. The Company may not be able to accurately predict the quantum of such risks.

The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and expected duration of the COVID-19 pandemic is unknown despite the time that has elapsed since it was initially discovered. To date the impacts of the pandemic have included extreme volatility in financial markets, economic activity and commodity prices (including gold). Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had a significant impact on the economy and on individual businesses, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine
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from March 20 to April 2, 2020 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, 2020, operations resumed using a local workforce with operations gradually ramping up (please refer to the Company’s April 3, 2020 press release “New Gold Announces Restart of the Rainy River Mine” for further information).

Both the British Columbia and Ontario provincial governments have, during the course of the COVID-19 pandemic, ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date hereof, New Gold’s operations fit within the current list of essential businesses under these orders; however, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of the COVID-19 pandemic (or any other disease, epidemic or pandemic). The Company continues to monitor developments and has currently implemented measures to prevent the spread of COVID-19 at its operations and these measures have impacted the Company’s productivity and may continue to do so in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact the Company's ability to operate, its ability to meet expected timelines for development and expansion projects and its anticipated production, costs and capital guidance or otherwise affect the Company's suppliers or customers. The responses of the Canadian and provincial governments, as well as governments in other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact New Gold's employees, suppliers, customers, local communities and other stakeholders, which could impact its ability to operate and profitability. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn that could adversely affect the Company’s ability to raise capital, cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive, or otherwise materially adversely affects the Company’s operations or liquidity position.

While the Company has implemented strict detection and prevention protocols to reduce the spread of the virus at its sites and within local communities, employees and contractors may still test positive for COVID-19. This may impact the health of the Company’s workforce and the health of the surrounding communities as well as lead to potential labour shortages or other shortages or disruptions in supply chains. This, in turn, may result in the limitation or suspension of the Company’s operations where such COVID-19 cases occur. If any such limitation or suspension occurs, production may be reduced. Any of these factors could result in a material adverse effect on the Company’s business, results of operations, future cash flows, earnings, liquidity and financial condition.

Financing Risks
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, the terms of such sales may not be favourable to the Company, and may reduce the assets and future economic performance of the Company. Failure to
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obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties or otherwise impact the Company's strategic plans. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.
Need for Additional Mineral Reserves and Mineral Resources
Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles) marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the accuracy of assumptions, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. In a block cave mine, as a cave exhausts its reserves, it may experience dilution of grade. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in the Company's Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as
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assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.
Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.
Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. In the past, New Gold has recognized material impairment losses. In 2018, a total impairment of $836.6 million was recorded in the second and fourth quarters in relation to the Rainy River Mine and a $218.2 million impairment was recorded in relation to the Blackwater Project. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples
Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government enacted the Declaration on the Rights of Indigenous
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Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Additionally, on July 21, 2021, the federal government’s UNDRIP Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for indigenous groups, government authorities and natural resource project proponents.
The Company is party to and has impact benefit agreements in place with, certain First Nations near its Rainy River Mine and New Afton Mine, each of which require the Company to comply with predetermined obligations and requirements. There is the risk that the Company may not fulfill all of its obligation under such impact benefit agreements which could cause it to lose the support of the affected First Nations group and otherwise impact its reputation, business and operations.

Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
Environmental Risk
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide.

The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that:
•the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•the Company’s compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or
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damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.

Environmental legislation is evolving in a manner, which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to possible tailings dam failures or other heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.
There may be existing environmental hazards, contamination or damage at its mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. The New Afton Mine has also been used for mining and related operations for many years before the Company acquired it and was acquired "as is" or with assumed environmental liabilities from previous owners or operators.
Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in additional substantial costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of activities;
•loss of rights, permits and property;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of operating sites; and
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•seizure of funds or forfeiture of bonds.

The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.
Production at the Rainy River Mine involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.
Tailings
Mining companies also face innate risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes the Company to a number of risks. Unexpected failings of tailings dams could release tailings and result in extensive environmental damage to the surrounding area. Dam failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and recognize provisions for remediation, which could affect the Company’s operations and statements of financial position.

The unexpected failure of a tailing dam could subject the Company to any or all of the potential impacts discussed above in “Environmental Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company’s control such as extreme weather, a seismic event or other incident) could cause damage to the environment and the surrounding communities, wildlife and areas. Poor design or maintenance of the tailings dam structures or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production or otherwise impact the Company’s ability to execute its strategic plans and may materially adversely affect the Company’s business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for
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any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations. If any such risks were to occur, this could materially and adversely affect the Company’s reputation, its ability to conduct its operations and could make the Company subject to liability and, as a result, have a material adverse effect on its business, financial condition and results of operations.

Insurance and Uninsured Risks
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.
Reclamation Costs
The Company’s operations are subject to closure and reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation concepts and plans, which could increase costs.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds may be issued under the Company’s credit facilities. Increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes.

Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are
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estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Information Systems Security Threats
New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, phishing schemes, computer viruses, vandalism, fraud and theft. While the Company has certain preventative measures in place, there can be no assurances that the Company will not be subject to wire payment fraud, misappropriation of funds, erroneous payments or other human or technological errors resulting in loss of funds that cannot fully be redeemed. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company’s ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although the Company has not experienced any material losses relating to cyber attacks or other information security breaches to date, there can be no assurance that New Gold will not incur such losses or be subject to such breaches in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). The Company has equity investments in other public mining companies not controlled by New Gold, such as Artemis Gold, Talisker Resources Ltd., Northern Superior Resources Inc., Angus Gold Inc. and Burin Gold Corp., which have early stage exploration, development and/or greenfield properties. These investments may fluctuate in value and the Company may incur losses in respect of such investments. Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in
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terms of total funds to be invested and by being selective of high quality investments and by taking security for financial obligations where appropriate.
Debt and Liquidity Risk
As at December 31, 2021, the Company had long-term debt comprised of two series of notes in an aggregate principal amount of $500 million. In addition, the Company has the Credit Facility. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and New Gold’s borrowing cost would likely increase as a result.
If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.
The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2025 Unsecured Notes and 2027 Unsecured Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, or a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2025 Unsecured Notes and/or the 2027 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.
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Taxation
New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets. Additionally, the Company may structure certain transactions so as to make use of beneficial taxation laws, such as through the use of flow through shares; however, there can be no assurances that such benefits will be realized by the Company.
Litigation and Dispute Resolution
From time to time, New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process or legal proceedings. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in the stock price or alleged failures to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the C-Zone development, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Climate Change Risks
Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Company’s business and operations. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and potentially resulting in labour shortages or disruptions, particularly given that a number of Company employees who work at the sites come from such surrounding areas and communities. Energy disruptions could affect operations at the Company’s sites, including the ability to operate essential machinery, technology and other equipment, and lead to production interruptions. When considering the impact to surrounding areas, energy disruptions could cause area-wide blackouts and brownouts making it difficult for those employees working from home or otherwise working remotely to continue working. There could also be a need for IT back-up systems to be in multiple locations to create redundancy in the event of widespread power outages, which would in turn result in increased costs. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to
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production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in recent years, which could cause production disruptions or damage site infrastructure. Low precipitation and the increased risk of forest fires impacts not only the Company’s sites, but the surrounding areas and communities as well. Both the New Afton Mine and Rainy River Mine have mutual aid agreements in place and during the 2021 forest fire season, New Afton’s Fire and Mine Rescue team was called to assist and was able to respond to several fires including those at Lytton Creek, Duffy Lake, Red Lake, Sicamous and Logan Lake. Increases in precipitation levels could also lead to water management challenges, including challenging our ability to hold or treat and discharge water in the amounts required. In the surrounding areas, increases in precipitation levels could lead to a number of day-to day challenges and cause transportation delays and other disruptions. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production, increase costs and damage site infrastructure. Such extreme weather events can also lead to community evacuations, temporary labour shortages, delays in receiving critical supplies and shipping finished products, some of which were experienced in late 2021 during the torrential rainfall which led to severe flooding and mudslides and caused numerous transportation and supply chain routes to be inaccessible in northern British Columbia close to where the New Afton Mine is located. As a result, the Company may not be able to produce or deliver in line with customer demands and may see unplanned costs increases. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate. The Company may also need to allocate more time and money to health and safety training and emergency response planning to ensure employees are adequately prepared for extreme weather caused by climate change.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments and other stakeholders are seeking enhanced disclosure and are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to greenhouse gas emission levels and energy efficiency are becoming more stringent. Some of the transition and compliance costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations have paid Canadian Federal and Provincial carbon taxes since 2019 and will continue to do so. Additionally, the Company is heavily reliant on diesel fuel to power vehicles and equipment. If diesel prices increase due to more stringent fossil fuel regulation or taxation, the cost of doing business could increase as well. Transitioning away from diesel-powered vehicles and equipment and integrating new technology can be costly, especially for operations that are nearing the end of the mine lifecycle. Given that the Company’s operations are energy intensive and result in a carbon footprint (directly and indirectly) through the use of fossil-fuel based electricity, current and emerging regulations and policies relating to greenhouse gas emission levels, energy efficiency and reporting of climate related risks can directly impact the Company. There is significant uncertainty associated with the technology and regulatory changes necessary to transition to a decarbonized economy and the costs to comply are difficult to predict. The speed and disruptive nature of those changes, the policy and regulatory shifts to respond to those changes and the associated costs, may impact the Company’s business model, financial performance and operational
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results. If the Company is unable to effectively manage the transition, it could incur additional costs, delay the ability to meet investor, customer and regulatory requirements, and negatively impact the Company’s reputation.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners, smelters and other customers. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may result in limited availability or higher prices for these goods and services, which could result in higher costs or production disruptions.

In following the Task Force on Climate-Related Financial Disclosure’s guidance on risk management integration and disclosure, in late 2021, the Company undertook a climate risk assessment using scenario analysis. The goal of that assessment was to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation and identify areas for additional investigation and analysis. While significant effort was made, there is the possibility that not all physical and transitional risks that could directly and indirectly impact the Company were identified. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Title Risks
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks
From time to time, the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out
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quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, certain hedging strategies may also prevent New Gold from benefiting fully from a positive price change.
Acquisition and Integration Risks
As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2021.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of the audited consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2021. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2021.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in
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their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves
New Gold’s Mineral Reserve estimates as at December 31, 2021 are presented in the following table.

		Metal grade			Contained Metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	9,486	1.26	2.2	—	385	657	—
Probable	21,861	1.20	2.2	—	845	1,513	—
Open Pit P&P (direct proc.)	31,347	1.22	2.2	—	1,230	2,170	—
Stockpile DPO
Proven	1,247	0.65	2.5	—	26	98	—
Probable	—	—	—	—	—	—	—
Total Stockpile	1,247	0.65	2.5	—	26	98	—
Low grade reserves
Open Pit
Proven	2,982	0.36	1.7	—	34	164	—
Probable	9,426	0.36	1.9	—	108	588	—
Open Pit P&P (low grade)	12,408	0.36	1.9	—	142	752	—
Stockpile
Proven	12,561	0.39	2.3	—	159	918	—
Probable	—	—	—	—	—	—	—
Open Pit P&P (stockpile)	12,561	0.39	2.3	—	159	918	—
Open Pit P&P (Direct proc. & Low grade)	57,563	0.84	2.1	—	1,558	3,938	—
Underground
Proven	—	—	—	—	—	—	—
Probable	12,657	3.05	7.6	—	1,241	3,084	—
Underground P&P (direct proc.)	12,657	3.05	7.6	—	1,241	3,084	—
Combined Direct proc. & Low grade
Proven	26,276	0.72	2.2	—	605	1,837	—
Probable	43,944	1.55	3.7	—	2,194	5,185	—
Total Rainy River P&P	70,220	1.24	3.1	—	2,799	7,022	—
NEW AFTON
A&B Zones
Proven	—	—	-	—	—	—	—
Probable	2,961	0.59	2.8	0.73	56	267	48
B3 Zone
Proven	—	—	-	-	—	—	—
Probable	8,801	0.63	1.4	0.74	178	394	143
C-Zone
Proven	—	—	—	—	—	—	—
Probable	29,512	0.68	1.8	0.75	649	1,666	485
Total New Afton P&P	41,274	0.67	1.8	0.74	883	2,327	675
TOTAL PROVEN & PROBABLE RESERVES					3,682	9,349	675

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Measured and Indicated Mineral Resources
Mineral Resource estimates as at December 31, 2021, are presented in the following tables:
MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)

			Metal grade		Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	570	1.61	3.0	—	30	55	—
Indicated	3,131	1.48	3.2	—	149	325	—
Open Pit M&I (direct proc.)	3,701	1.50	3.2	—	179	380	—
Underground
Measured	—	—	—	—	—	—	—
Indicated	14,014	2.99	7.6	—	1,348	3,422	—
Underground M&I (direct proc.)	14,014	2.99	7.6	—	1,348	3,422	—
Low grade resources
Open Pit
Measured	192	0.34	2.0	—	2	12	—
Indicated	1,268	0.34	1.9	—	14	80	—
Open Pit M&I (low grade)	1,460	0.34	2.0	—	16	92	—
Combined M&I
Measured	762	1.29	2.7	—	32	67	—
Indicated	18,413	2.55	6.5	—	1,511	3,827	—
Total Rainy River M&I	19,175	2.50	6.3	—	1,543	3,894	—
NEW AFTON
A&B Zones
Measured	21,426	0.52	1.2	0.72	361	848	338
Indicated	10,387	0.34	2.8	0.55	114	932	127
A&B Zone M&I	31,812	0.46	1.7	0.66	475	1780	465
C-Zone
Measured	4,227	0.87	2.2	1.09	118	297	102
Indicated	2,387	1.23	3.2	1.57	94	245	83
C-zone M&I	6,614	1.00	2.6	1.27	212	542	185
HW Lens
Measured	—	—	—	—	—	—	—
Indicated	11,450	0.51	2.0	0.44	186	740	110
HW Lens M&I	11,450	0.51	2.0	0.44	186	740	110
D Zone
Measured	1,470	0.8	1.9	0.81	38	91	26
Indicated	5,875	0.7	1.9	0.79	131	363	102
D Zone M&I	7,345	0.72	1.9	0.79	169	454	128
Eastern Extension
Measured	403	0.48	1.8	0.57	6	23	5
Indicated	7,276	0.54	2.8	0.71	126	648	113
Eastern Extensions M&I	7,679	0.53	2.7	0.70	132	671	118
Combined M&I
Measured	27,526	0.59	1.4	0.78	523	1,259	471
Indicated	37,375	0.53	2.4	0.65	651	2,928	535
Total New Afton M&I	64,900	0.55	2.0	0.70	1,174	4,187	1,006
TOTAL MEASURED & INDICATED RESOURCES					2,717	8,081	1,006

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Inferred Mineral Resources

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	481	0.98	2.5	—	15	38	—
Underground	1,593	3.30	2.7	—	169	141	—
Total Direct Processing	2,074	2.76	2.7	—	184	179	—
Low grade resources
Open Pit	404	0.35	1.3	—	5	17	—
Rainy River Inferred	2,478	2.37	2.5	—	189	196	—
NEW AFTON
A&B Zones	6,773	0.38	1.4	0.35	84	296	52
C-Zone	1,438	0.50	0.8	0.19	23	35	6
HW Lens	3	0.49	0.6	0.19	—	—	—
D Zone	4,685	0.32	1.3	0.52	48	197	53
Eastern Extension	3,402	0.40	1.0	0.35	43	107	26
New Afton Inferred	16,301	0.38	1.2	0.38	198	635	137
TOTAL INFERRED					387	831	137

Notes to Mineral Reserve and Mineral Resource Estimates

1.New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.
2.All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2021.
3.New Gold’s year-end 2021 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$19.00	$3.25	$1.25
Mineral Resources	$1,500	$21.00	$3.50	$1.25

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4.Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources, due to changes in operational approach, are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	Intrepid Zone: 1.93 g/t AuEq	1.70 g/t AuEq
		ODM Main Zones: 2.25 g/t AuEq	1.70 g/t AuEq
	U/G with LGO Stockpile processing:	ODM Main Zones: 1.74 g/t AuEq
New Afton	A&B Zones:	USD$ 10.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t
5.New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

6.Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.Rainy River Mine: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,400/oz gold price. Open pit and underground Mineral Resources are reported based on a $1,500/oz gold price. Open pit Mineral Resources are reported from within an open pit resource shell that extends to a depth of approximately 340 meters from surface. Open pit Mineral Resources exclude material reported as underground Mineral Reserves. New Afton Mine: C Zone resources reported at December 31, 2020 have been further subdivided under C Zone, D-Zone and Eastern Extension based upon geological model refinement and location within the New Afton deposit.

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8.The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

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END NOTES

1.Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2021 includes production of 154,364 ounces of silver (154,144 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q4 2021 includes 14.2 million pounds of copper produced (14.2 million pounds sold) and 59,666 ounces of silver produced 55,938 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.
2."Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “cash generated from operations”, “average realized gold/copper price per ounce/pound”, "G&A costs per tonne", "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
5.See “Sustaining Capital Expenditures Reconciliation table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current year relate to underground development.
9.Please refer to Note 4 of the Company’s consolidated financial statements for a detailed breakdown of other gains and losses.
10. These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces
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sold and for "depreciation and depletion per gold eq. ounce sold" total depreciation and depletion divided by total gold equivalent ounces sold.
11. 2022 gold equivalent ounces includes approximately 500,000 to 540,000 ounces of silver at Rainy River and 125,000 to 145,000 ounces of silver at New Afton.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2022", "Our Response to COVID-19" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations with respect to production, operating expenses, cash costs, AISC, sustaining and growth capital, and gold and copper grades at the Rainy River Mine and the New Afton Mine for 2022; anticipated timing of filing the NI 43-101 Technical Report for the Rainy River Mine; expectations regarding the mining of the East Lobe; the current and future financial performance of the Company as it relates to the prevailing price of gold; completion of Lift 1 mining activities and the progressive ramp-up of the B3 zone at New Afton; the Company’s continued focus on the health, safety and well-being of its people; the advancement of the planned tailings dam raise at New Afton; anticipated factors impacting the Company’s liquidity and the continued review thereof; the expected continued advancement of the C-Zone development and timing for production and the capital expenditures resulting therefrom; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; the Company’s expectations regarding its liquidity
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position and its ability to fund its business objectives in case of any potential impacts related to COVID-19; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; and the Company’s ability to reduce the risk of the spread of COVID-19.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation due to cross-border travel, exposure to a case of COVID-19 or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining
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and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or
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inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.
The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43- 101 Technical Reports, which are available on SEDAR at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.
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